EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION (FEDEX EXPRESS)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended November 30,		Year Ended May 31,
	2003	2002	2003	2002	2001	2000	1999

Earnings:
Income (loss) before income taxes	$(23)	$311	$689	$703	$786	$843	$771
Add back:
Interest expense, net of capitalized interest	22	28	57	74	75	82	91
Amortization of debt issuance costs	—	—	—	1	1	1	9
Portion of rent expense representative of interest factor	288	301	599	594	563	575	535
Earnings as adjusted	$287	$640	$1,345	$1,372	$1,425	$1,501	$1,406

Fixed Charges:
Interest expense, net of capitalized interest	$22	$28	$57	$74	$75	$82	$91
Capitalized interest	4	9	13	23	23	30	35
Amortization of debt issuance costs	—	—	—	1	1	1	9
Portion of rent expense representative of interest factor	288	301	599	594	563	575	535
	$314	$338	$669	$692	$662	$688	$670

Ratio of Earnings to Fixed Charges	0.9	1.9	2.0	2.0	2.2	2.2	2.1